UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Amended and Restated Executive Services (CEO) Agreement

As disclosed by CDC Corporation (the “Company”) in that certain Form 6-K furnished to the Securities and Exchange Commission on December 22, 2008 (the
“December 2008 Form 6-K”), on December 19, 2008, the Board of Directors of the
Company (the “Board”) authorized the preparation of an amendment and restatement
(the “Amended and Restated CEO Agreement”) to that certain Executive Services
(CEO) Agreement dated as of April 12, 2006 by and among  Mr. Peter Yip, Asia
Pacific Online Limited and a subsidiary of the Company (the “CEO Agreement”).

The description of the amended terms and conditions that were approved by the
Board and set forth in the December 22, 2008 Form 6-K is incorporated herein by reference.  The Amended and Restated CEO Agreement also contains additional and amended performance milestones and vesting terms in Schedule 3 thereof.

A copy of the Amended and Restated CEO Agreement is attached as Exhibit 1.01 hereto.  The descriptions of the CEO Services Agreement, the December 22, 2008
Form 6-K and the Amended and Restated CEO Agreement contained herein, are qualified in their entirety by reference to each such document.

Exhibit  Description

1.01     Amended and Restated Executive Services (CEO) Agreement by and among
         Mr. Peter Yip, Asia Pacific Online Limited and a subsidiary of the
         Company dated as of December 19, 2008.

1.02     Press release dated December 29, 2008
         CDC Corporation Announces Agreement for Purchase of Convertible Note
         Below Par Value

1.03     Press release dated January 2, 2009
         CDC Corporation Announces Completion of Purchases of Convertible Notes
         From Multiple Note Holders Below Par Value

1.04     Press release dated January 8, 2009
         CDC Reaffirms Its Second Half 2008 Guidance for Adjusted EBITDA from
         Continuing Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 15, 2009	By:	/s/ Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Amended and Restated Executive Services (CEO) Agreement by and among Mr. Peter Yip, Asia Pacific Online Limited and a subsidiary of the Company dated as of December 19, 2008.
1.02	Press release dated December 29, 2008 -- CDC Corporation Announces Agreement for Purchase of Convertible Note Below Par Value
1.03	Press release dated January 2, 2009 -- CDC Corporation Announces Completion of Purchases of Convertible Notes From Multiple Note Holders Below Par Value
1.04	Press release dated January 8, 2009 -- CDC Reaffirms Its Second Half 2008 Guidance for Adjusted EBITDA from Continuing Operations